EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three months ended		Years ended
	April 3, 2016		January 3, 2016		December 28, 2014		December 29, 2013		December 30, 2012		January 1, 2012
	(In thousands, except ratios)
Computation of earnings:
Income before provision for income taxes	$121,761		$529,624		$1,489,030		$1,516,149		$626,916		$1,476,754
Fixed charges excluding capitalized interest	34,187		132,422		124,188		93,804		128,934		125,057
Distributed earnings from 50%-or-less-owned affiliates	(6)		(1,483)		(977)		(13,733)		(451)		(2,729)
Adjusted earnings	$155,942		$660,563		$1,612,241		$1,596,220		$755,399		$1,599,082
Computation of fixed charges:
Interest expense	$30,236		$120,279		$113,216		$91,785		$119,869		$122,512
Interest relating to lease guarantee of 50%-or-less-owned affiliates	3,093		7,961		6,943		—		7,065		—
Interest portion of operating lease expense	858		4,182		4,029		2,019		2,000		2,545
Fixed charges	$34,187		$132,422		$124,188		$93,804		$128,934		$125,057
Ratio of earnings to fixed charges (1)	4.6	x	5.0	x	13.0	x	17.0	x	5.9	x	12.8	x

(1)
Computed by dividing (i) income before provision for income taxes adjusted for fixed charges by (ii) fixed charges which include interest expense plus amortization of debt issuance costs, the portion of rent expense under operating leases deemed to be representative of the interest factor and interest relating to lease guarantees of 50%-or-less-owned affiliates.